UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

Commission File Number:  0-21886

NOTIFICATION OF LATE FILING

(Check one):  ☒  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☐  Form 10‑Q  ☐  Form 10D
☐  Form N-SAR  ☐ Form N-CSR

For Period Ended:  December 31, 2010

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:  _____________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  _________________________________________________.

PART I
REGISTRANT INFORMATION

Full Name of Registrant:            BARRETT BUSINESS SERVICES, INC.

Address of Principal Executive Office:   8100 N.E. Parkway Drive, Suite 200
Vancouver, Washington  98662

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Barrett Business Services, Inc. (the "Company"), has experienced unexpected delays in preparing its financial statements for the year ended December 31, 2010, due to the time required to evaluate a possible change in accounting treatment for legal expenses related to its captive insurance subsidiary and whether a restatement of the Company's financial statements for up to the previous four-year period may be required in connection with such change, as reported on its Current Report on Form 8-K filed March 8, 2011.  The Company also intends to evaluate legal expenses related to claims not covered by the insurance captive dating back to periods beginning January 1, 2006.  As a result, the Company is not able to file its Annual Report on Form 10-K in a timely manner without unreasonable effort or expense.  The change in accounting treatment is not expected to have a material effect on net income for the year ended December 31, 2010.  The Company expects to file its Annual Report on Form 10-K no later than March 31, 2011.

PART IV
OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification:

James D. Miller	(360)	828-0700
(Name)	(Area Code)	(Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒  Yes          ☐  No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes          ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company believes that its operating results for the year ended December 31, 2010, will reflect significant improvement from the operating results for the previous fiscal year.  The Company expects to report net income for the year ended December 31, 2010, of approximately $7.4 million.  The increase for 2010 was primarily due to a 15.5% increase in revenues and to lower workers’ compensation expenses.

BARRETT BUSINESS SERVICES, INC., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2011	By:	/s/ James D. Miller
James D. Miller Vice President- Finance, Treasurer and Secretary

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).